UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6- K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-held Company
Corporate Taxpayers’ ID no.
60.746.948/0001-12

Material Fact

Change in the Presidency of the Board of Executive Officers of

Banco Bradesco S.A.

Banco Bradesco S.A. ("Bradesco" or "Bank"), in accordance with the Material Fact disclosed on October 10, 2017, communicates to its shareholders, clients, employees and the market in general that the Board of Directors ("Board"), in a meeting held on this date, aligned with the best practices of corporate governance, approved the nomination of Mr. Octavio de Lazari Junior to assume the Presidency of the Board of Executive Officers of Bradesco.

Mr. Luiz Carlos Trabuco Cappi will remain in the Chairmanship of the Board and will finish his current term as CEO of the Board of Executive Officers until the first Board meeting to be held after the next Annual Shareholders' Meeting, scheduled for March 12, 2018.

The nomination of Mr. Lazari is backed by a formal process of succession and nomination and duly endorsed by the Committee of Succession and Nomination of the Bradesco Organization, whose name will be ratified at the meeting of the Board stated above.

His personal merits are recognized among his peers and will merit all of their distinction, maintaining the line of continuity and renewal, which will be crucial to ensure the prominent position that the Bank holds in the national and international financial scenarios.

At the age of 54, he is currently Executive Vice President of Banco Bradesco, besides being the CEO of Grupo Bradesco Seguros (Bradesco Insurance Group), where he will remain holding this position.

He graduated in Economic Sciences at the College of Economics and Administration of Osasco with specializations in Financial Strategies and Marketing at Fundação Instituto de Administração – FIA, Financial Management at Fundação Getúlio Vargas – FGV and Strategies in Finance at Fundação Dom Cabral. He participated in the AMP – Advanced Management Program promoted by IESE Business School – University of Navarra, São Paulo.

He started his career in 1978 in a Bradesco branch as an Office Boy, reaching the position of Branch Manager. In 1998 he started to work at the Credit Area, where he later became an Officer, being responsible for the Corporate, Small and Medium-sized Enterprises and Reatil segments. In 2010, he was promoted to the position of Department Officer, responsible for the Department of Loans and Financing, being promoted to the Board of Executive Officers in 2012 and to the position of Executive Vice President and CEO of the Grupo Bradesco Seguros (Bradesco Insurance Group) in 2017.

He was President of the Board of Directors of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP (Brazilian Association of Entities of Real Estate Credit and Savings), Alternate Member of the Board of Directors of Câmara Interbancária de Pagamentos – CIP (Interbank Payment Chamber), Effective Member of the Board of Directors of CIBRASEC – Companhia Brasileira de Securitização (Brazilian Company of Securitization), Member of the Board of Representatives of the Confederação Nacional das Instituições Financeiras – CNF (National Confederation of Financial Institutions), Sector Director of Real Estate Credit and Savings and Vice President of the Committee of Governance of Portability of Credit Operations of FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks), a member of the Advisory Board of FIABCI/BRAZIL – Brazilian National Chapter of the International Federation of Real Estate Professions and Acting Officer of Uniapravi - Unión Interameriana para la Vivienda.

To Mr. Lazari, our wishes for much success in charge of Bradesco.

Núcleo Cidade de Deus, Osasco, SP, February 5, 2018

Banco Bradesco S.A.

Alexandre da Silva Glüher

Executive Vice President,

Chief Risk Officer (CRO) and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 5, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice President, Chief Risk Officer (CRO) and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.